Preliminary Results Announcement for the year ended 31 December 2003

9 March 2004

- *Turnover of US$1,076.2 million (2002 – US$863.1 million); up 25%.*
- *Operating cash flow of US$510.2 million (2002 – US$350.3 million); up 46%*
- *Profit before tax of US$357.2 million (2002 – US$176.8 million); up 102%.*
- *Earnings per share of 91.5 cents (2002 – 49.0 cents); up 87%.*
- *Demerger of Quiñenco by dividend in specie in October 2003, with a redemption value of US$1.11 per ordinary share.*
- *Acquisition of water concession in Chile's main copper mining district in December for US$193.8 million.*
- *Final dividend of 24 cents* per share (2002 -18 cents per share); up 33%.*
- *Total dividend for year (excluding the demerger dividend) of 35 cents per share (2002 –28 cents per share); up 25%.*

The Group's copper production increased by 2.4% from 460,700 tonnes in 2002 to 471,800 tonnes in 2003. Group weighted average cash costs** were 6.4 % lower at 36.4 cents per pound (2002 - 38.9 cents per pound). LME copper prices strengthened during the year, averaging 80.7 cents per pound (2002 – 70.7 cents per pound). These factors, together with exceptionally strong molybdenum revenues at Los Pelambres, enabled Group profit before tax to increase by 102% from US$176.8 million in 2002 to US$357.2 million in 2003. During the year, the Group completed the demerger of its investment in Quiñenco. It also acquired an extensive water concession in Northern Chile, one of the most important copper regions in the world.

Mr Jean-Paul Luksic, CEO of Antofagasta Minerals, the Group's mining division commented, "These are very satisfactory results for Antofagasta, which reflect the improving copper price environment. With its cash costs among the lowest in the industry, the Group is well placed to continue to benefit from the stronger market."

Antofagasta is a Chilean-based mining group listed in the United Kingdom. In addition to copper mining, its interests include rail and road transport operations and water distribution.

**Dividends are paid either in US dollars or sterling. A conversion rate of £1=US$1.8691 will be applied to the final dividend of 24 cents, giving shareholders who receive dividends in sterling a final dividend of 12.8404p.*

***Cash costs are an industry measure of the cost of production, and are further explained in Note 2(d) to the Preliminary Announcement.*

Enquiries – London

Antofagasta plc
Tel: +44 20 7808 0988
www.antofagasta.co.uk

Philip Adeane
Managing Director
Email: nwakefield@antofagasta.co.uk

Hussein Barma
Chief Financial Officer
Email: hbarma@antofagasta.co.uk

Enquiries – Santiago

Antofagasta Minerals S.A.
Tel +562 377 5145
Alejandro Rivera
Chief Financial Officer
Email: arivera@aminerals.cl

Issued by Bankside Consultants Ltd
Keith Irons
Email: keith@bankside.com
Tel: +44 20 7444 4155

DIRECTORS' COMMENTS for the year to 31 December 2003

The Group reported significantly improved results, with profit before tax up 102.0% to US$357.2 million (2002 – US$176.8 million) and earnings per share up 86.7% to 91.5 cents (2002 – 49.0 cents), driven by higher production, improved copper prices and lower average cash costs. Copper production increased by 2.4% to 471,800 tonnes compared with 460,700 tonnes in 2002. Weighted average cash costs for the year were 6.4% lower at 36.4 cents per pound (2002 - 38.9 cents per pound). LME copper prices averaged 80.7 cents per pound in the year, compared with 70.7 cents in 2002. The Group also benefited from higher molybdenum prices and increased molybdenum production at Los Pelambres.

Review of Operations

Los Pelambres

Annual copper production at Los Pelambres was 326,700 tonnes of payable copper, marginally above the 324,600 tonnes produced in 2002. The increase was due mainly to higher throughput at the concentrator plant which averaged 113,300 tonnes per day (tpd) of ore compared with 110,500 tpd in 2002, benefiting from the plant upgrade programme which was completed during the year with the installation of the pebble crusher in August. The improved throughput was partly offset by slightly lower recoveries, while the average ore grade remained unchanged at 0.91% compared with 2002.

Cash costs, which include by-product credits, were further reduced to 29.3 cents per pound (2002 – 34.9 cents per pound) as a result of higher molybdenum prices and production. Molybdenum prices averaged US$5.30 per pound in 2003 (2002 - US$3.70 per pound), while production was 8,700 tonnes (2002 - 7,800 tonnes). Consequently, by-product credits were 16.3 cents per pound compared with 12.9 cents in 2002. Los Pelambres also continued to benefit from low treatment and refining charges which, at 13.5 cents per pound, were 1.9 cents lower than 2002.

The combination of improved copper prices, lower cash costs and marginally higher production enabled Los Pelambres to increase operating profits by 89% to US$313.3 million, compared with US$165.9 million in 2002. Los Pelambres also continued to benefit from positive adjustments on final settlement of concentrate sales, reflecting the continued improvement in the copper price since the end of 2002. Further details are given in Note 4 to the Preliminary Announcement.

Los Pelambres continued to reduce its project borrowings with two principal repayments during the year totalling US$109.1 million. A total of US$351.1 million of the original US$946 million project borrowings have now been repaid since operations began in 2000.

With the completion of the plant upgrade programme during the past year, daily ore throughput should increase from 113,300 tpd in 2003 to over 120,000 tpd in 2004. The increased throughput will compensate for a slight decrease in the expected ore grade to approximately 0.87% from 0.91% in 2003. As a result, production of payable copper in 2004 is expected to increase to 338,000 tonnes. Molybdenum production in 2004 is forecast to be around 7,000

tonnes compared with 8,700 tonnes in 2003, mainly due to a decrease in the molybdenum grade anticipated under the mine plan.

Cash costs in 2004 should be around 35 cents per pound mainly due to lower expected molybdenum production. However, cash costs remain highly sensitive to molybdenum prices, and Los Pelambres will continue to benefit if these remain at current high levels. Treatment and refining charges are expected to remain at similar or slightly higher levels to 2003, as the lower benchmark settlement for 2004 is offset by the effect of higher copper prices on price participation in determining overall charges.

In May 2003, Los Pelambres submitted an Environmental Impact Study ("EIA") to mine additional reserves and enable a potential future expansion of its concentrator. Various steps, including the community participation phase, were completed during 2003 and the review of the EIA by the Chilean environmental authorities is expected to be completed in the first half of 2004. The EIA seeks to allow Los Pelambres to mine up to 2.1 billion tonnes of ore and increase processing levels up to 175,000 tpd.

El Tesoro

Higher throughput levels and improved recoveries due to a better mix of ores to achieve optimum grades for heap-leaching helped El Tesoro to produce 92,400 tonnes of cathodes during 2003 compared to 84,300 tonnes in 2002. Cash costs were 42.4 cents per pound, compared with 40.8 cents per pound in 2002, due mainly to higher haulage costs incurred in mixing of ores and the addition of dry waste material to reduce humidity in the tailings dumps.

Higher production together with improved copper prices offset the higher cash costs and enabled El Tesoro to contribute US$58.5 million to operating profit compared with US$36.4 million in 2002. El Tesoro continued to repay its project borrowings with principal repayments totalling US$28.1 million in February and August 2003. The balance now outstanding after these instalments is US$156.6 million.

El Tesoro obtained certification from the London Metal Exchange ("LME") in July 2003 to have its cathodes listed as Grade A quality under the MET brand, enabling them to be traded as a standard commodity on the LME. This enables El Tesoro to benefit from a wider customer base and achieve higher premiums in the sales of its cathodes.

In 2004, El Tesoro expects to produce around 93,000 tonnes. Cash costs are expected to increase to around 48 cents per pound, a level similar to the last quarter of 2003. This reflects the impact of higher operating costs, including a higher waste to ore ratio, higher sulphuric acid prices and the effect of the stronger Chilean peso.

Michilla

Michilla produced 52,700 tonnes of cathodes in 2003 compared with 51,800 tonnes the previous year, as the additional crushing capacity installed at the start of the year compensated for the lower ore grade. Cash costs rose from 61.4 cents per pound in 2002 to 69.8 cents per pound this year. The higher costs resulted partly from the disruption to production at the start of the year when the additional capacity was installed, but also due to the lower ore grade and higher waste to ore ratio under the current phase of the mine plan.

Higher cash costs and hedging losses offset the benefit of improved copper prices, and Michilla's operating loss of US$3.6 million was similar to the previous year (2002 – US$3.4 million). Nevertheless, Michilla remains cash positive, and EBITDA (earnings before interest, tax, depreciation and amortisation) was US$14.0 million (2002 – US$13.6 million).

Cathode production in 2004 is expected to be similar to last year. Cash costs are expected to be around 75 cents, due to higher sulphuric acid prices and the stronger Chilean peso. During 2004, Michilla expects to complete its development plan, which will enable it to operate at the 50,000 tonnes per year level to 2011.

Exploration

The Group spent US$3.5 million in 2003 mainly on exploration around El Tesoro in the Sierra Gorda district. A total of 46,925 metres were drilled to identify further oxide and sulphide deposits to complement the Esperanza project. The Telegrafo Sur deposit, located south of El Tesoro, is now estimated to have inferred resources of 898 million tonnes of sulphide ores, with an average copper grade of 0.45%, an average molybdenum grade of 0.013% and 0.17 g/tonne of gold. This compares with a previous estimate of 356 million tonnes with an average copper grade of 0.46%, an average molybdenum grade of 0.014% and 0.19 g/tonne of gold. In addition, Conchi, near the El Abra Mine, has previously been estimated to have a drill inferred resource of 326 million tonnes of 0.72% copper and will be further explored during 2004.

Drilling is also continuing at a number of sites in Southern Peru near Cuzco, where Antofagasta has a joint-venture exploration programme with CVRD. A total of seven targets were drilled during 2003, and a number of further targets have been identified for exploration in 2004. In February 2004, the Group sold its 51% interest in the Magistral project to Inca Pacific S.A. for US$2.1 million.

Railway and other transportation services

Rail tonnages increased 6% to 4.4 million tons (2002 – 4.1 million tons) and turnover increased from US$70.4 million to US$75.8 million, as both the Chilean and Bolivian operations benefited from higher volumes. In October, the Railway started shipping cathodes from Chuquicamata to the new port at Mejillones, under a renewed freight contract with Codelco. Freight from existing customers and marginal expansions in the region should enable rail tonnages to be maintained. The Railway has also recently signed a Letter of Intent with Apex Silver Mine relating to future transport for the San Cristobal polymetallic project in Bolivia.

Water concession (Aguas de Antofagasta)

In November 2003, the Group successfully bid for a 30 year Concession to operate the water rights and facilities in the Antofagasta Region previously controlled by the state-owned ESSAN. The award followed a competitive tender managed by SEP (Sistema de Empresas Publicas), a Chilean government entity, as part of the current privatisation programme.

The Concession consists of two businesses, an unregulated business supplying mines and other industrial users and a regulated business supplying domestic customers. The Group considers the acquisition to be a strategic investment which will benefit from the future development of mining operations in the region and the expected increased demand

in domestic consumption. The Concession will complement the Group's existing transport and mining activities in the region, including the water distribution business already operated by the Railway.

The Concession contract was signed and control of the assets and operation was assumed on 29 December 2003 by Aguas de Antofagasta S.A., a newly-created wholly owned subsidiary of the Group. The cost of the Concession was Ch$116.6 billion (US$193.8 million) and was satisfied in cash on the same date. The cost includes IVA (Chilean sales tax) of 19% which is estimated to be recoverable over 8 years. In the three day period from 29 December 2003, Aguas de Antofagasta contributed US$0.4 million to Group turnover and US$0.2 million to Group operating profit.

Demerger of investment in Quiñenco S.A.

In order to focus on its core mining and mining-related activities, the Group announced in September 2003 a proposal to demerge its investment in Quiñenco S.A. via a special dividend of shares in Andsberg Limited, an unlisted Jersey-registered subsidiary whose principal asset was the Group's 33.6% interest in Quiñenco. Shareholder approval was obtained for the demerger on 1 October and following the resolution, ordinary shareholders in Antofagasta plc received one share in Andsberg for each share held in Antofagasta on 1 October 2003.

The Andsberg shares carried a redemption right until 30 October 2003 at a fixed price US$1.11 of per share. Valid redemption forms were received in respect of 58,691,813 shares and payment was made on 6 November 2003. Shareholders who requested payment of redemption proceeds in sterling received 65.4134 pence per share, based on an exchange rate of US$1.6969 per share. The redemption was funded by entities connected with the Luksic family which subscribed for additional Andsberg shares.

Quiñenco did not pay a dividend during 2003. In 2002, the Group received a dividend of US$3.2 million.

Dividends

The Board is recommending a final dividend of 24 cents per ordinary share payable on 10 June 2004 to shareholders on the Register at the close of business on 14 May 2004. Dividends are payable in either US dollars or sterling, and shareholders who receive dividends in sterling will be paid a final dividend of 12.8404p, based on an exchange rate of £1=US$1.8691.

Dividends for the year are as follows:

	US Dollars		Sterling	
	2003 cents	2002 cents	**2003 pence**	2002 pence
Ordinary				
Interim	**11**	10	**6.90**	6.53
Final	**24**	18	**12.84**	11.39
	35	28	**19.74**	17.92

Sterling amounts shown in the table above have been rounded to two decimal places for presentation.

As explained above, a dividend in specie was also declared of shares in Andsberg Limited, under which ordinary shareholders received one share in Andsberg Limited for each share held in Antofagasta plc on 1 October 2003. The Andsberg shares carried a redemption right until 30 October 2003 of US$1.11 per share. Further details are given in Notes 9 and 18 to the Preliminary Announcement.

Current Trading Prospects

Copper prices began to rally strongly in the second half of 2003, moving from the 70-cent level to over 100 cents by the end of the year. Prices have continued to strengthen in the early part of 2004, and are now trading at over 130 cents per pound. While this increase is due in part to the weakness in the US dollar, supply disruptions and strengthening demand have clearly resulted in much tighter conditions in the commodity markets. This is reflected in the steady decline in inventory levels, with LME stocks falling by more than two-thirds from 856,000 tonnes at the beginning of 2003 to 282,000 tonnes by the end of February 2004. Demand in China and other Asian countries, where growth is particularly capital intensive, remains very strong, and there are continuing signs of improvement in the United States.

The Group expects to increase copper production in 2004 to over 480,000 tonnes. Cash costs are expected to rise marginally to the 40 cent level, reflecting increases in some input costs and the recent strengthening of the Chilean peso. Nevertheless, as one of the lowest cost producers in the industry, the Group is well placed to benefit from the sharp upswing in the copper market.

9 March 2004

FINANCIAL COMMENTARY for the year to 31 December 2003

Results

Group turnover increased from US$863.1 million in 2002 to US$1,076.2 million in 2003. The increase was due mainly to better realised copper prices at all three mines, following the improvement of LME copper prices compared with 2003. Significant positive pricing adjustments at Los Pelambres relating to provisionally invoiced concentrate sales and cathode premiums at Michilla and El Tesoro more than offset hedging losses of US$11.1 million (2002 – hedging gains of US$1.0 million). Copper volumes sold in the period also increased 5.3% to 477,400 tonnes mainly as a result of increased production. As a result, overall turnover from copper sales reached US$1,000.0 million, compared with US$792.7 million in 2002. By-product revenues at Los Pelambres increased to US$116.7 million (2002 – US$77.4 million) as a result of higher production of molybdenum and higher prices. Turnover at the transport division was also up by 7.7% to US$75.8 million, mainly due to increased transport volumes. The water concession, acquired at the end of December 2003, did not have a significant effect on turnover or profits in the year.

Operating profits were US$387.3 million (2002 - US$213.9 million). This reflected the combined effect of higher production and improved copper prices, together with lower cash costs at Los Pelambres compared with 2002. Consequently, operating profit increased by US$147.4 million at Los Pelambres and US$22.1 million at El Tesoro. Michilla's operating loss, however, increased marginally as the benefits of a higher copper price were outweighed by hedging losses which amounted to US$3.9 million and higher cash costs. Operating profit at the transport division included other operating income of US$6.5 million for the cancellation of a contract for additional tonnages in the first half of the year. Excluding this, operating profits increased in line with higher transport volumes. Operating profit is stated after depreciation and loss on disposal of fixed assets of US$137.0 million (2002 – US$135.8 million), giving EBITDA (earnings before interest, tax, depreciation and amortisation) of US$524.3 million (2002 – US$349.7 million).

The Group did not receive a dividend from Quiñenco this year prior to the demerger, and income from fixed asset investments amounted to US$0.1 million. During 2002, dividend income was US$3.2 million, which related almost entirely to Quiñenco. The Group disposed of nearly all its other investments following the demerger of Quiñenco S.A., including substantially all of its shares held in Banco de Chile S.A. This resulted in a profit of US$1.1 million.

Interest costs relate mainly to the project loans which financed the Los Pelambres and El Tesoro mines. Net interest expense was U$31.3 million, compared with net interest expense of US$40.3 million in 2002, as the Group benefited from lower market interest rates and regular principal repayments.

The resulting profit before tax was US$357.2 million compared with US$176.8 million in 2002.

Tax (including deferred tax) amounted to US$64.4 million (2002 – US$29.9 million), reflecting the increased profit for the year. This represents an effective tax rate of 18.0% (2002 – 16.9%), compared with the Chilean statutory tax rate of 16.5% (2002 – 16%). The effective tax rate is higher than the statutory rate partly because tax charge for 2003 includes the payment of certain withholding taxes. In addition, deferred tax is measured at the rates expected to apply

in the period in which timing differences are expected to reverse. Legislative changes at the end of 2001 increased the tax rate progressively to reach 17% in 2004.

Minority interests were US$112.1 million (2002 – US$50.1 million), reflecting their share of increased profits, principally at Los Pelambres and El Tesoro.

Earnings per share were 91.5 cents in 2003 compared with 49.0 cents the previous year, reflecting the higher profit after tax and minority interests.

Commodity price sensitivities

Based on production volumes in 2003, and without taking into account the effects of provisional pricing and hedging activity, a one cent change in the average copper price for the year would affect turnover and profit before tax by US$10.4 million, and earnings per share by 2.6 cents. Similarly, a 10 cent change in the average molybdenum price in the year would affect turnover and profit before tax by US$1.9 million, and earnings per share by 0.5 cents.

Demerger

As explained in the Directors' Comments above, the Group obtained shareholder approval during the year for the demerger of Andsberg Limited, a Jersey registered company whose principal asset was the Group's 33.6% investment in Quiñenco S.A. The demerger was carried out by the distribution of shares ("the demerger dividend") in Andsberg Limited to ordinary shareholders of Antofagasta plc.

The demerger dividend is recorded at the consolidated book value of Andsberg Limited and its subsidiaries of US$181.5 million, representing the book value of the investment in Quiñenco S.A. (US$180.1 million) and bank balances (US$1.4 million). Further details are given in Notes 9 and 18 to the Preliminary Announcement.

Cash Flows

Net cash inflow from operating activities was US$510.2 million compared with US$350.3 million in 2002, reflecting the improved operating results adjusted for depreciation, the non-exceptional loss on disposal of fixed assets and normal working capital movements.

Net capital and investment expenditures were US$78.2 million. Of this amount, US$62.4 million related to Los Pelambres, which included expenditure relating to the optimisation programme to increase ore throughput to 120,000 tonnes per day as well as initial costs of the tailings dam project. Net expenditure in 2002 was US$67.3 million.

The cost of the acquisition of the water concession from ESSAN S.A. was US$193.8 million, which was paid in cash at the end of the year.

Cash and Debt

At 31 December 2003, the Group held cash and deposits of US$195.7 million (2002 – US$252.4 million). After taking into account the minority share of non-wholly owned operations, the Group's share of the total balance was US$173.4 million (2002 – US$235.1 million).

Total Group debt at 31 December 2003 was US$857.5 million (2002 – US$965.3 million). Of this amount, US$518.0 million (2002 – US$568.7 million) is proportionately attributable to the Group after taking the minority share of partly-owned operations into account. The total Group borrowings included US$594.9 million (2002 - US$704.0 million) under the Los Pelambres non-recourse project financing arrangements, of which 40 per cent is attributable to minority shareholders, and US$153.6 million (2002 - US$181.3 million) under the non-recourse El Tesoro project financing arrangements, of which 39 per cent is attributable to minority shareholders.

Balance Sheet

Shareholders' funds decreased from US$960.4 million at the beginning of the year to US$905.9 million, principally reflecting profit attributable to shareholders less exchange movements and dividends for the year, including the demerger dividend. Further details are given in Note 15 to the Preliminary Announcement.

Minority interests increased from US$314.3 million at the beginning of the year to US$343.1 million, principally reflecting the minority's share of profit after tax less the minority share of distributions from the partly owned operations.

9 March 2004

Group Profit and Loss Account

	Notes	Unaudited year to 31.12.03 US$'m	Audited year to 31.12.02 US$'m
Turnover	3	**1,076.2**	863.1
Operating profit	3,5	**387.3**	213.9
Income from fixed asset investments		**0.1**	3.2
Profit on disposal of fixed asset investments	12	**1.1**	-
Net interest payable	6	**(31.3)**	(40.3)
Profit on ordinary activities before tax		**357.2**	176.8
Tax on profit on ordinary activities	7	**(64.4)**	(29.9)
Profit on ordinary activities after tax		**292.8**	146.9
Minority interests – equity		**(112.1)**	(50.1)
Profit for the financial year		**180.7**	96.8
Dividends			
Preference – non equity		**(0.2)**	(0.2)
Ordinary (excluding demerger dividend) – equity		**(69.0)**	(55.2)
Demerger dividend – equity		**(181.5)**	-
Transferred (from)/ to reserves		**(70.0)**	41.4
Earnings per share	8	**91.5c**	49.0c
Dividend per ordinary share (excluding demerger dividend)	9	**35.0c**	28.0c

Demerger dividend

The demerger dividend relates to the dividend in specie of shares in Andsberg Limited which took place on 1 October 2003. This dividend is recorded at the consolidated book value of the assets demerged. One Andsberg share was distributed for each ordinary share held in Antofagasta plc, and carried a redemption right until 30 October 2003 of US$1.11 per share (equivalent to 65.4134 pence). Further details relating to the demerger are given in Notes 9 and 18.

Continuing operations and acquisition

Turnover and operating profit are derived from continuing operations. Turnover in 2003 includes US$0.4 million and operating profit includes US$0.2 million relating to the water concession acquired on 29 December 2003 (see Note 19). There were no other acquisitions or discontinued operations in either year.

Other recognised gains and losses

Other recognised gains and losses in the period (exchange differences) amounted to a gain of US$15.5 million (2002 – a loss of US$10.3 million) and are shown in Note 15 together with other movements in shareholders' funds.

Group Balance Sheet

	Notes	Unaudited 31.12.03 US$'m	Audited 31.12.02 US$'m
Fixed assets			
Intangible assets	10	90.6	-
Tangible assets	11	1,863.2	1,830.3
Investments	12	0.4	187.4
		1,954.2	2,017.7
Current assets			
Stocks		60.5	57.5
Debtors		195.7	130.7
Current asset investments (including time deposits)		188.1	249.0
Cash at bank and in hand		7.6	3.4
		451.9	440.6
Creditors – amounts falling due within one year			
Trade and other creditors		(94.9)	(87.5)
Loans	13	(166.7)	(124.0)
Dividends	9	(47.3)	(35.5)
		(308.9)	(247.0)
Net current assets		143.0	193.6
Total assets less current liabilities		2,097.2	2,211.3
Creditors – amounts falling due after more than one year			
Loans	13	(690.8)	(841.3)
Provisions for liabilities and charges	14	(157.4)	(95.3)
		1,249.0	1,274.7
Capital and reserves	1(a)		
Preference share capital called up – non-equity		3.5	3.2
Ordinary share capital called up – equity		17.5	15.8
Share premium – equity		300.4	271.7
Reserves – equity		584.5	669.7
Shareholders' funds – including non-equity interests	15	905.9	960.4
Minority interests – equity		343.1	314.3
		1,249.0	1,274.7

Approved by the Board of Directors and signed on their behalf by P J Adeane, Director.

9 March, 2004

Group Cash Flow Statement

	Notes	Unaudited year to 31.12.03 US$'m	Audited year to 31.12.02 US$'m
Net cash inflow from operating activities	**16**	**510.2**	350.3
Dividends received from other fixed asset investments		**0.1**	3.2
Interest received		**4.7**	7.0
Interest paid		**(31.6)**	(46.0)
Dividends paid to minority interests		**(81.7)**	(40.7)
Preference dividends paid		**(0.2)**	(0.2)
Net cash outflow from returns on investment and servicing of finance		**(108.7)**	(76.7)
Tax paid		**(12.9)**	(5.5)
Purchase of tangible fixed assets		**(91.7)**	(66.8)
Purchase of fixed asset investments		**(1.3)**	(1.8)
Sale of tangible fixed assets		**5.4**	1.3
Sale of fixed asset investments		**9.4**	-
Net cash outflow from capital expenditure and financial investments		**(78.2)**	(67.3)
Purchase of water concession	**19**	**(193.8)**	-
Cash balances included in demerged assets	**18**	**(1.4)**	-
Net cash outflow from acquisitions and disposals		**(195.2)**	-
Equity dividends paid		**(58.2)**	(69.8)
Cash inflow before management of liquid resources and financing		**57.0**	131.0
Management of liquid resources - Net decrease/(increase) in time deposits		**52.9**	(3.1)
New loans drawn down		**41.4**	210.0
Repayment of amounts borrowed		**(149.5)**	(304.8)
Repayment of principal element of finance leases		**(3.3)**	(2.0)
Repayment of other creditors and refinancing of supplier credit		**-**	(29.9)
Net cash outflow from financing		**(111.4)**	(126.7)
Net cash (outflow)/inflow in the year	**17**	**(1.5)**	1.2

Notes

1 Reporting currency and accounting policies

a) Reporting currency

The functional reporting currency of the Group is US dollars, the principal currency in which the Group operates and in which assets and liabilities are held. Share capital is denominated in sterling and, for the purposes of reporting in US dollars, share capital and share premium are translated at the period end rate of exchange. As explained in Note 9, dividends are paid in either US dollars or sterling.

b) Accounting policies

The profit and loss account, balance sheet and cash flow statement for the year to 31 December 2003 have been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year to 31 December 2002. The accounting treatment of the acquisition of the water concession is detailed in Note 19.

2 Production and sales statistics (neither audited nor reviewed)

(See notes following table 2(d).)

a) *Copper production volumes*

	Year to 31.12.03 '000 tonnes	Year to 31.12.02 '000 tonnes
Los Pelambres	**326.7**	324.6
El Tesoro	**92.4**	84.3
Michilla	**52.7**	51.8
Group total	**471.8**	460.7

b) Copper sales volumes

	Year to 31.12.03 '000 tonnes	Year to 31.12.02 '000 tonnes
Los Pelambres	**332.8**	318.2
El Tesoro	**92.0**	83.4
Michilla	**52.6**	51.6
Group total	**477.4**	453.2

c) Cash costs per pound

	Year to 31.12.03 cents	Year to 31.12.02 cents
Los Pelambres	**29.3**	34.9
El Tesoro	**42.4**	40.8
Michilla	**69.8**	61.4
Group weighted average	**36.4**	38.9

d) LME and realised copper price per pound

	Year to 31.12.03 cents	Year to 31.12.02 cents
Los Pelambres	**84.6**	71.2
El Tesoro	**82.5**	72.0
Michilla	**82.5**	73.2
Group weighted average	**83.9**	71.6
LME average	**80.7**	70.7

Notes to the production and sales statistics

(i) The production and sales figures represent the actual amounts produced and sold, not the Group's attributable share of each mine. The Group owns 60% of Los Pelambres, 61% of El Tesoro and 74.2% of Michilla.

(ii) Los Pelambres produces copper concentrate, and the figures for Los Pelambres are expressed in terms of payable copper contained in concentrate. Los Pelambres also produces molybdenum concentrate, and production in 2003 amounted to 8,700 tonnes (2002 – 7,800 tonnes). El Tesoro and Michilla produce copper cathodes.

(iii) Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs include by-product credits and exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax.

(iv) Realised copper prices are determined by comparing turnover from copper sales with sales volumes for each mine in the period.

(v) The individual figures are sometimes more specific than the rounded numbers shown; hence small differences may appear in the totals.

3 Segmental analysis

a) Turnover by geographical destination

	Unaudited year to 31.12.03 US$'m	Audited year to 31.12.02 US$'m
UK	**10.5**	14.0
Rest of Europe	**312.9**	241.8
Chile	**149.4**	120.7
Rest of Latin America	**53.9**	61.2
North America	**59.4**	50.8
Asia Pacific / other	**490.1**	374.6
	1,076.2	863.1

b) Turnover by operation

	Unaudited year to 31.12.03 US$'m	Audited year to 31.12.02 US$'m
Los Pelambres	**737.2**	576.7
El Tesoro	**167.2**	132.8
Michilla	**95.6**	83.2
Mining	**1,000.0**	792.7
Railway and other transport services	**75.8**	70.4
Water concession (acquisition)	**0.4**	-
	1,076.2	863.1

Notes to turnover by operation

(i) Turnover from Railway and other transport services is stated after eliminating inter-segmental sales to the mining division of US$ 5.2 million (2002 – US$4.9 million).

(ii) Los Pelambres produces and sells copper and molybdenum concentrates. It is also credited for the gold and silver content in the copper concentrate it sells. Turnover by type of metal is analysed below. El Tesoro and Michilla do not have by-products from their copper cathode operations.

(iii) Turnover from the water concession represents three days of operations from 29 December to 31 December 2003 (see Note 19).

Los Pelambres turnover by type of metal

	Unaudited year to 31.12.03 US$'m	Audited year to 31.12.02 US$'m
Copper	**620.5**	499.3
Molybdenum	**105.4**	65.3
Gold and silver	**11.3**	12.1
	737.2	576.7

c) Earnings before tax, interest, depreciation and amortisation (EBITDA) by operation

	Unaudited year to 31.12.03 US$'m	Audited year to 31.12.02 US$'m
Los Pelambres	**402.9**	256.2
El Tesoro	**78.8**	58.9
Michilla	**14.0**	13.6
Exploration	**(3.5)**	(2.8)
Corporate and other items	**(11.0)**	(8.2)
Mining	**481.2**	317.7
Railway and other transport services	**42.9**	32.0
Water concession (acquisition)	**0.2**	-
	524.3	349.7

EBITDA is calculated by adding back depreciation, amortisation and the non-exceptional loss on disposal of fixed assets (see Note 3(d) to operating profit (see Note 3 (e)).

As explained in Note 3(e), the Railway and other transport services division includes other operating income of US$6.5 million.

d) Depreciation and amortisation by operation

	Unaudited year to 31.12.03 US$'m	Audited year to 31.12.02 US$'m
Los Pelambres	**89.6**	84.9
El Tesoro	**20.2**	19.8
Michilla	**17.5**	16.8
Corporate and other items	**0.6**	1.0
Mining	**127.9**	122.5
Railway and other transport services	**8.9**	6.2
Water concession (acquisition)	**-**	-
Total depreciation and amortisation	**136.8**	128.7
Loss on disposal of fixed assets included in operating profit	**0.2**	7.1
	137.0	135.8

e) Operating profit/ (loss) by operation

	Unaudited year to 31.12.03 US$'m	Audited year to 31.12.02 US$'m
Los Pelambres	**313.3**	165.9
El Tesoro	**58.5**	36.4
Michilla	**(3.6)**	(3.4)
Exploration	**(3.5)**	(2.8)
Corporate and other items	**(11.6)**	(8.0)
Mining	**353.1**	188.1
Railway and other transport services	**34.0**	25.8
Water concession (acquisition)	**0.2**	-
	387.3	213.9

In 2003 the operating profit at the Railway and other transport services division included other operating income of US$6.5million for the cancellation of a contract for additional tonnages by a customer.

f) **Capital expenditure by operation**

	Unaudited year to 31.12.03 US$'m	Audited year to 31.12.02 US$'m
Los Pelambres	**62.4**	43.8
El Tesoro	**9.6**	7.5
Michilla	**10.8**	6.9
Corporate and other items	**0.2**	0.1
Mining	**83.0**	58.3
Railway and other transport services	**9.9**	6.1
	92.9	64.4

Capital expenditure represents purchase of tangible fixed assets stated on an accruals basis (see Note 11) and may therefore differ from the amount included in the cash flow statement.

g) **Net assets by operation**

	Unaudited year to 31.12.03 US$'m	Audited year to 31.12.02 US$'m
Los Pelambres	**1,240.1**	1,297.3
El Tesoro	**337.1**	354.6
Michilla	**75.1**	84.1
Corporate and other	**2.1**	7.2
Mining	**1,654.4**	1,743.2
Railway and other transport services	**107.8**	92.5
Water concession (acquisition)	**195.5**	-
Operating net assets	**1,957.7**	1,835.7
Fixed asset investments	**0.4**	187.4
Net debt	**(661.8)**	(712.9)
Unallocated liabilities – Group dividend	**(47.3)**	(35.5)
Net assets	**1,249.0**	1,274.7

Net assets are stated before deducting minority interests.

4 Provisional pricing and commodity hedging

a) Provisional pricing

Copper concentrate agreements generally provide for provisional pricing at the time of shipment with final pricing settlement based on the average LME copper price for specified future periods, typically four months after shipment (known as "M+4"). Copper revenues on provisionally priced tonnages are adjusted monthly until final settlement. Sales volumes are also adjusted on the final metallurgical content of the concentrate.

Revenues in the year to 31 December 2003 included positive adjustments to sales of concentrates open at 31 December 2002 totalling US$8.8 million. Revenues in the year to 31 December 2002 included positive adjustments on sales of concentrates open at 31 December 2001 totalling US$10.5 million.

At 31 December 2003, copper sales totalling 80,900 tonnes remained to be finally priced, and were recorded at that date at an average price of 91.6 cents. At 31 December 2002, copper sales totalling 87,800 tonnes remained to be finally priced, and were recorded at that date at an average price of 70.5 cents.

b) Commodity hedging

The Group periodically enters into commodity hedging contracts to manage its exposure to the copper price. Turnover for the mining division for the year ended 31 December 2003 included losses of US$11.1 million relating to commodity hedging activities. Turnover for the year ended 31 December 2002 included gains of US$1.0 million relating to commodity hedging.

At 31 December 2003, the Group had hedged 3,000 tonnes of copper production using futures with a price of 80.1 cents per pound and an average outstanding duration of 1.5 months. The Group had also hedged 7,500 tonnes of production using min/max options with a weighted average floor and ceiling of 80 cents and 85.1 cents respectively, and an average duration of 1.5 months. The unrealised mark-to-market gain on these instruments at that date was US$3.8 million, when the LME cash price was 105.3 cents. No further hedges were entered into after the year end.

5 Operating profit

	Unaudited year to 31.12.03 US$'m	Audited year to 31.12.02 US$'m
Turnover	**1,076.2**	863.1
Cost of sales	**(588.4)**	(558.2)
Gross profit	**487.8**	304.9
Administrative expenses	**(88.6)**	(82.2)
Closure provision (Note 14)	**(1.1)**	(1.2)
Severance charges (Note 14)	**(2.7)**	(1.9)
Exploration costs	**(3.5)**	(2.8)
Other net operating expenses	**(4.6)**	(2.9)
Operating profit	**387.3**	213.9

Turnover and operating profit in 2003 include US$0.4 million and US$0.2 million respectively relating to the acquisition of the water concession. Further details are given in Note 19.

Depreciation charges in 2003 amounted to US$ 136.8 million (2002 – US$128.7 million). Of this amount, US$ 133.4 million (2002 – US$125.7 million) is included in cost of sales and US$ 3.4 million (2002 – US$3.0 million) is included in administrative expenses.

6 Net interest payable

	Unaudited year to 31.12.03 US$'m	Audited year to 31.12.02 US$'m
Interest receivable and similar income	**4.6**	6.4
Interest payable and similar charges	**(32.7)**	(46.7)
Foreign exchange	**(2.1)**	(0.1)
Discount charge relating to provisions (Note 14)	**(1.1)**	0.1
	(31.3)	(40.3)

7 Tax

The tax charge of US$ 64.4 million (2002 – US$ 29.9 million) represents an effective rate (including deferred tax) of 18.0% (2002 – 16.9%) on profit before tax, as compared with the current Chilean statutory tax rate of 16.5% (2002 – 16%).

The effective tax rate is higher than the statutory rate partly because the tax charge for 2003 includes the payment of certain withholding taxes. In addition, deferred tax is measured at the rates expected to apply in the period in which timing differences are expected to reverse. Legislative changes at the end of 2001 increased the tax rate progressively to reach 17% in 2004.

8 Earnings per share

Earnings per share is calculated on profit after tax, minority interest and preference dividends giving earnings of US$ 180.5 million (2002 – US$96.6 million) and is based on 197,171,339 ordinary shares in issue throughout both years.

9 Dividends

Dividends are declared in US dollars but may be paid in either dollars or sterling. Shareholders on the register of members with an address in the United Kingdom receive dividend payments in sterling, unless they elect to be paid in dollars. All other shareholders are paid by cheque in dollars, unless they have previously instructed the Company's registrar to pay dividends by bank transfer to a sterling bank account, or they elect for payment by cheque in sterling. The Company's registrar must receive any such election before the record date of 14 May 2004.

The Board will recommend a final dividend of 24 cents per ordinary share (2002 –18 cents) for payment on 10 June 2004 to shareholders on the Register at the close of business on 14 May 2004. Dividends are declared and paid gross. The exchange rate to be applied for the conversion of dividends will be £1 = US$1.8691, giving a final dividend to those shareholders paid in sterling of 12.8404 pence per ordinary share (2002 – 11.3852 pence).

An interim dividend of 11 cents per ordinary share (2002 – 10 cents) was paid in October 2003, giving a total cash dividend for the year of 35 cents per ordinary share (2002 – 28 cents per ordinary share). A special dividend in specie of shares in Andsberg Limited ("the demerger dividend") was also made on 1 October 2003. The demerger dividend carried a redemption right until 30 October 2003 of US$1.11 per share. Further details relating to the demerger and the funding of the redemption right are given in Note 18.

Dividends in relation to 2003 in respect of ordinary shares are summarised below:

	Per share		Total	
	Unaudited year to 31.12.03 cents	Audited year to 31.12.02 cents	**Unaudited year to 31.12.03 US$'m**	Audited year to 31.12.02 US$'m
Interim	**11**	10	**21.7**	19.7
Final	**24**	18	**47.3**	35.5
	35	28	**69.0**	55.2
Demerger (consolidated book value of assets demerged; see Note 18)			**181.5**	-
			250.5	55.2

10 Intangible fixed asset

	Concession right US$'m
1 January 2003 (audited)	-
Acquisition (Note 19)	87.9
Exchange	2.7
31 December 2003 (unaudited)	**90.6**

11 Tangible fixed assets

Net book value	**Mining US$'m**	**Railway and other transport US$'m**	**Water concession US$'m**	**Total US$'m**
1 January 2003 (audited)	1,737.3	93.0	-	1,830.3
Acquisition	-	-	68.3	68.3
Additions	83.0	9.9	-	92.9
Disposals	(3.7)	(1.5)	-	(5.2)
Depreciation	(127.9)	(8.9)	-	(136.8)
Exchange	-	13.7	-	13.7
31 December 2003 (unaudited)	**1,688.7**	**106.2**	**68.3**	**1,863.2**

12 Investments

	US$'m
1 January 2003 (audited)	187.4
Demerger (Note 18)	(180.1)
Additions	1.3
Disposals	(8.3)
Exchange	0.1
31 December 2003 (unaudited)	**0.4**

The above investments include quoted investments with a book value of US$ 0.4 million (2002 – US$187.2 million). The market value of these investments at 31 December 2003 was US$ 0.5 million (2002 – US$178.9 million). Proceeds on investments sold during the year amounted to US$9.4 million resulting in a profit on disposal of US$1.1 million.

13 Loans

	Unaudited 31.12.03 US$'m	Audited 31.12.02 US$'m
Los Pelambres		
- Project loans	**(594.9)**	(704.0)
- Other loans	**(37.9)**	(28.7)
El Tesoro		
- Project loans	**(153.8)**	(181.3)
- Subordinated debt	**(18.7)**	(24.3)
- Finance leases	**(14.2)**	(16.4)
Michilla		
- Finance leases	**(2.2)**	(2.0)
Railway and other transport services		
- Loans	**(9.0)**	(8.6)
Corporate		
- Loans	**(26.8)**	-
	(857.5)	(965.3)

Loans are shown net of deferred financing costs of US$3.0 million (2002 – US$3.4 million), of which US$2.8 million (2002 – US$3.4 million) relates to the project loans at El Tesoro. The gross amount due in relation to the El Tesoro project loans is US$156.6 million (2002 – US$184.7 million).

Maturity of loans:

	Unaudited 31.12.03 US$'m	Audited 31.12.02 US$'m
Due within one year	**(166.7)**	(124.0)
Due after more than one year	**(690.8)**	(841.3)
	(857.5)	(965.3)

US$24.7 million of project loans have been fixed at a rate of 5.56% for a remaining period of 1.1 years, and finance leases are also mainly fixed rate. The remainder of the loans are predominantly floating rate. However, the Group periodically enters into interest rate hedging contracts to manage its exposure to interest rates. At 31 December 2003, the Group had hedged US$166.0 million of its borrowings using collars for a remaining weighted period of 2.2 years. These limit the variability of the interest rate to a weighted average minimum (a floor) of 5.01 % and a weighted average maximum (a cap) of 5.99%.

14 Provisions for liabilities and charges

	Termination of water concession US$'m	Decommissioning and site rehabilitation US$'m	Severance indemnities US$'m	Deferred tax US$'m	Total US$'m
1 January 2003 (audited)	-	(7.5)	(10.6)	(77.2)	(95.3)
Acquisition	(0.1)	-	(1.7)	-	(1.8)
Charge to operating profit in year (Note 5)	-	(1.1)	(2.7)	-	(3.8)
Release of discount to net interest in year (Note	-	(0.3)	(0.8)	-	(1.1)
Charge to tax on profit in year	-	-	-	(54.8)	(54.8)
Utilised in year	-	-	1.2	-	1.2
Exchange	-	-	(1.1)	(0.7)	(1.8)
31 December 2003 (unaudited)	**(0.1)**	**(8.9)**	**(15.7)**	**(132.7)**	**(157.4)**

15 Reconciliation of movements in shareholders' funds

	Unaudited year to 31.12.03 US$'m	Audited year to 31.12.02 US$'m
Profit for the financial year	**180.7**	96.8
Other recognised gains and losses relating to the year		
- Exchange	**15.5**	(10.3)
Total recognised gains and losses	**196.2**	86.5
Dividends (including demerger dividend of US$181.5 million in 2003, see Note 18)	**(250.7)**	(55.4)
	(54.5)	31.1
Opening shareholders' funds	**960.4**	929.3
Closing shareholders' funds	**905.9**	960.4

16 Reconciliation of operating profit to net cash inflow from operating activities

	Unaudited year to 31.12.03 US$'m	Audited year to 31.12.02 US$'m
Operating profit	**387.3**	213.9
Depreciation	**136.8**	128.7
Loss on disposal of tangible fixed assets	**0.2**	7.1
Increase in stocks	**(1.6)**	(8.0)
Increase in debtors	**(23.7)**	(10.2)
Increase in creditors and provisions	**11.2**	18.8
Net cash inflow from operating activities	**510.2**	350.3

17 Reconciliation of net cash flow to movement in net debt

	Unaudited year to 31.12.03 US$'m	Audited year to 31.12.02 US$'m
Net cash (outflow)/inflow in the year	**(1.5)**	1.2
Cash outflow from decrease in debt	**111.4**	96.8
Cash (inflow)/outflow from (decrease)/increase in liquid resources	**(52.9)**	3.1
Change in net debt resulting from cash flows	**57.0**	101.1
Interest accrued on long-term loan balances and amortisation of deferred financing costs	**(1.5)**	(2.3)
New leases	**(1.3)**	(2.0)
Exchange	**(3.1)**	(1.0)
Movement in net debt in the year	**51.1**	95.8
Net debt at the beginning of the year	**(712.9)**	(808.7)
Net debt at the end of the year	**(661.8)**	(712.9)

Composition of net debt

	Unaudited 31.12.03 US$'m	Audited 31.12.02 US$'m
Cash in hand and demand deposits	**7.6**	3.4
Current asset investments	**188.1**	249.0
Long and short term loans including finance leases (Note 13)	**(857.5)**	(965.3)
Net debt at the end of the year	**(661.8)**	(712.9)

18 Demerger of Andsberg Limited

On 1 October 2003, shareholder approval was obtained for the demerger of Andsberg Limited ("Andsberg"), an unlisted Jersey-registered company whose principal asset was the Group's 33.6% interest in Quiñenco S.A. Following the resolution, ordinary shareholders in Antofagasta plc ("Antofagasta") received one share in Andsberg for each share held in Antofagasta on 1 October 2003.

The Andsberg shares carried a redemption right until 30 October 2003 at a fixed price of US$1.11 per share. Valid redemption forms were received in respect of 58,691,813 shares and payment was made on 6 November 2003. Shareholders who requested payment of redemption proceeds in sterling received 65.4134 pence per share, based on an exchange rate of US$1.6969 per share. The redemption was funded by entities connected with the Luksic family which subscribed for additional shares in Andsberg.

The demerger dividend is recorded in the Group's financial statements at the consolidated book value of Andsberg and its subsidiaries. The consolidated book values of the assets demerged were as follows:

	US$'m
Investment – 33.6% interest in Quiñenco S.A.	180.1
Cash at bank and in hand	1.4
	181.5

The costs of the demerger amounted to US$1.2 million and have been included in the profit and loss account as a charge to operating profit.

19 Acquisition of water concession

In November 2003, the Group was awarded a 30 year concession to operate the water rights and facilities in the Antofagasta Region of Chile previously controlled by Empresa de Servicios Sanitarios de Antofagasta S.A. (ESSAN). The award followed a competitive tender managed by Sistema de Empresas Publicas (SIP), a Chilean Government entity.

The concession contract was signed and control of the assets and operation was assumed on 29 December 2003 by Aguas de Antofagasta S.A., a newly-created wholly-owned subsidiary of the Group. The cost of the concession was Ch$116.6 billion (US$193.8 million) and was satisfied in cash on the same date. The cost includes IVA (Chilean sales tax) of 19% which is estimated to be recoverable over 8 years.

Under the concession contract, certain assets and liabilities (mainly specific tangible fixed assets and working capital items) were transferred to Aguas de Antofagasta by way of sale. Other assets (mainly water rights and infrastructure) were transferred by way of concession and will devolve to ESSAN at the end of the 30 year period.

The concession has been accounted for as an acquisition at 29 December 2003. Assets and liabilities transferred by way of sale and those assets transferred by way of concession whose useful economic lives are substantially consumed within the period of the concession have been consolidated based on fair values at the date of acquisition. An intangible fixed asset (a "concession right") has been recognised in respect of the right to use those assets whose useful lives extend substantially beyond the period of the concession. This right will be amortised over the life of the concession.

The fair values of the assets and liabilities at the date of the acquisition were as follows:

Net assets acquired:	**US$'m**
Intangible fixed asset – concession right	87.9
Tangible fixed assets	68.3
Stocks	1.3
Debtors (including IVA, i.e. recoverable sales tax)	39.9
Creditors	(1.8)
Provisions for liabilities and charges	(1.8)
	193.8

The consideration was wholly satisfied by the payment of cash.

In the period from 29 December to 31 December 2003, Aguas de Antofagasta contributed US$0.4 million to Group turnover, US$0.2 million to operating profit and US$1.1 million to operating cash flow.

20 Financial information

The financial information set out in this announcement does not constitute the Group's statutory accounts for the years ended 31 December 2003 or 2002. The financial information for the year ended 31 December 2002 is derived from the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors reported on those accounts; their report was unqualified and did not contain a statement under s237(2) or (3) Companies Act 1985. The statutory accounts for the year ended 31 December 2003 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

21 Currency translation

Assets and liabilities denominated in foreign currencies are translated into dollars and sterling at the year end rates of exchange. Results denominated in foreign currencies have been translated into dollars and sterling at the average rate for each year.

	Year end rates	**Average rates**
31.12.03	**US$1.77 = £1; US$1 = Ch$ 594**	**US$1.63 = £1; US$1 = Ch$692**
31.12.02	US$1.60 = £1; US$1 = Ch$719	US$1.50 = £1; US$1 = Ch$689

22 Distribution

The Annual Report and Financial Statements, including the Notice of the Annual General Meeting and Chairman's Statement for the year ended 31 December 2003, will be posted to all shareholders in May 2004. The Annual General Meeting will be held in the Armourers Hall, 81 Coleman Street, London EC2 at 10.30 a.m. on 9 June 2004.